SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 0-21742

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

STOLT OFFSHORE INC. 401(k) PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Stolt Offshore S.A.
c/o Stolt Offshore M.S. Ltd.
1st Floor Dolphin House
Windmill Road
Middlesex, TW16 7HT, England

Very truly yours,

STOLT OFFSHORE S.A.

By ______________________
Mark A. Waddell, Plan Administrator

Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust

Financial Statements As of December 31, 2003 and 2002 and for the Year Ended December 31, 2003, Supplemental Schedule for the Year Ended December 31, 2003, and Report of Independent Registered Public Accounting Firm

STOLT OFFSHORE INC.
401(k) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

NOTE: Schedules other than the one listed above are omitted because of the absence of the conditions under which they are required.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stolt Offshore Inc.
401(k) Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 21, 2004

STOLT OFFSHORE, INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
INVESTMENTS—At fair value	$ 17,278,349	$ 12,546,217
NET ASSETS AVAILABLE FOR BENEFITS	$ 17,278,349	$ 12,546,217

See notes to financial statements.

STOLT OFFSHORE, INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:	
Investment income	$ 121,316
Net increase in fair value of investments	3,201,145
Contributions:	
Employee	2,420,614
Employer	559,255
Total additions	6,302,330
DEDUCTIONS:	
Employee withdrawals	(1,533,504)
Administrative expenses	(36,694)
Total deductions	(1,570,198)
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,732,132
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	12,546,217
End of year	$ 17,278,349

See notes to financial statements.

1. PLAN DESCRIPTION

The following brief description of the Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Stolt Offshore Inc. and its subsidiaries S&H Diving, L.L.C. and Ceanic Worldwide Limited (collectively the "Company") who are the age of eighteen or older. The Plan excludes employees who are covered under a collective bargaining agreement, unless such agreement expressly provides for participation, leased employees as such phrase is defined in the Internal Revenue Code, and nonresident aliens who receive no earned income from the Company which constitutes income from sources within the United States.

Plan Amendments—The Plan was amended and restated on December 9, 2003 to comply with current laws.

Administration—The Plan is administered by a Plan committee (the "Plan Administrator") consisting of the three named trustees of the Plan (the "Trustees"). Transamerica Life Insurance and Annuity Company ("Transamerica") and Investors Bank and Trust are the asset custodians. Diversified Investment Advisors ("Diversified") is the recordkeeper. The Plan Administrator elected to transfer the assets and recordkeeping services for the Plan to Schwab Corporate Services, effective January 1, 2004.

Contributions—Participants may make contributions of 2% to 25% of pretax annual compensation through payroll deferrals. Various provisions of the Internal Revenue Code may limit contributions of some highly compensated employees. All contributions are exempt, up to the allowed maximum, from federal withholding in the year they are deferred, but are subject to payroll taxes. The Company contributes a matching amount equal to 50% of elective contributions invested in the Stolt Offshore S.A. Common Stock Fund or a matching amount equal to 40% of elective contributions invested in funds other than the Stolt Offshore S.A. Common Stock Fund. The Company matching contribution shall not exceed 6% of employees' eligible compensation. The Company may elect to make a discretionary, non-matching contribution allocated to each eligible employee's non-matching contribution account regardless of the status of participation in elective contribution accounts. The board of directors of the Company did not elect to make a discretionary contribution for 2003.

Participants' Accounts—Contributions are invested as directed by the participant into various mutual funds and the common stock of Stolt Offshore S.A. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA. Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings and are charged with investment advisory and other fees by Transamerica. Allocation of earnings is based on account balances, as defined by the Plan. All other expenses of administering the Plan are borne by the Company.

advisory and other fees by Transamerica. Allocation of earnings is based on account balances, as defined by the Plan. All other expenses of administering the Plan are borne by the Company.

Vesting—Participants are 100% vested at all times in their own contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. A participant becomes vested on a graduated schedule, and effective January 1, 2002, is 100% vested after five years of credited service as follows:

Years of Service	Vested Percentage
1	0%
2	20
3	40
4	80
5	100

The vesting schedule prior to January 1, 2002, was 33% after three years, 66% after four years, and 100% after five years.

In general, a participant will be deemed to have completed one year of service for each calendar 12-month period during which the participant completes at least 1,000 hours of service.

Distributions—On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account either in a life annuity, a qualified joint and survivor annuity, a lump sum or installments.

Hardship withdrawals of a participant's elective contributions are allowed in the event of immediate and heavy financial need, as defined by the Plan. Participant contributions are suspended for 6 months after the receipt of a hardship withdrawal.

Loans—Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates determined by the Plan trustees that are commensurate with prevailing interest rates for similar transactions. Principal and interest is repaid on an after tax basis through payroll deductions. Loan receipts will be reinvested based on the participant's investment election for deferrals and additional deferrals at the time of repayment. Only one loan per participant is permitted.

Forfeitures—Upon termination of employment, participants' nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or administrative expenses otherwise payable by the Company. For the year ended December 31, 2003, forfeitures totaled $68,941, of which, $47,943 were utilized to reduce contributions and expenses. Earnings on the forfeitures account for 2003 amounted to $1,334. As of December 31, 2003 and 2002, net assets available for benefits included $277,347 and $256,349, respectively of unutilized forfeitures.

Plan Termination—Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the provisions of the ERISA. In the event the Plan is terminated, each participant shall become 100% vested in their employer contributions, plus any earnings accrued thereon, as of the date of termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements are prepared on the accrual basis of accounting.

Investment, Valuation and Income Recognition—Shares of registered investment companies are stated at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Stolt Offshore S.A. common stock is valued based on the quoted market price. Participant loans are stated at cost, which approximates fair value. The sale or purchase of securities is recorded on the trade date. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. The net increase in fair value of investments consists of the net change in both the unrealized appreciation (depreciation) in fair value of investments and the net realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from such assets and liabilities during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties—The Plan provides for various investments, at the election of the participant, in mutual funds, including a fund exclusively holding Stolt Offshore S.A. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3. INVESTMENTS

The following presents the fair values of investments that represent 5% or more of the Plan's net assets as of:

	December 31	
	2003	**2002**
Diversified Money Market Fund*	$3,401,515	$3,569,293
Diversified Stock Index Fund*	1,427,066	969,905
Fidelity Advisor Mid Cap Fund	865,024	549,944**
Oppenheimer Capital Appreciation Fund	964,314	803,658
Oppenheimer Global Fund	1,422,055	899,864
Stolt Offshore S.A. Common Stock Fund*	2,923,292	1,178,536
Transamerica Premier Balanced Fund*	1,535,883	1,377,062
Transamerica Premier Equity Fund*	2,310,640	1,841,667

*Party-in-interest
**Amount is less than 5% at December 31, 2002 and is shown for comparative purposes.

4. FEDERAL INCOME TAX STATUS

American Oilfield Divers, a predecessor employer, obtained its latest determination letter on January 30, 1995, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.

On September 30, 2003, materials were submitted to the Internal Revenue Service to support Stolt Offshore Inc.'s request for a favorable determination letter to support its continued qualification of the Plan under section 401(a) and with deductions allowable under Section 404 of the Internal Revenue Code of 1986, as amended. The Internal Revenue Service has not completed its review of Stolt Offshore Inc.'s determination letter submittal.

5. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are mutual funds managed by Transamerica and Diversified, including Stolt Offshore S.A. Common Stock Fund. Transamerica and Diversified are the asset custodian and record keeper for the Plan, respectively, and the Plan sponsor is a subsidiary of Stolt Offshore S.A; therefore, investments in Transamerica and Diversified funds, as well as investments in the Stolt Offshore S.A. Common Stock Fund qualify as party-in interest transactions.

* * * * * *

SUPPLEMENTAL SCHEDULE

STOLT OFFSHORE, INC.
401(k) PROFIT SHARING PLAN AND TRUST

SCHEDULE H; LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Diversified Money Market Fund	Registered Investment Company	(1)	$ 3,401,515
	Dreyfus Premier Core Bond Fund	Registered Investment Company	(1)	417,254
*	Diversified Short Horizon Fund	Registered Investment Company	(1)	157,892
*	Diversified Intermediate Horizon Fund	Registered Investment Company	(1)	294,462
*	Diversified Long Horizon Fund	Registered Investment Company	(1)	267,931
*	Transamerica Premier Balanced Fund	Registered Investment Company	(1)	1,535,883
*	Diversified Stock Index Fund	Registered Investment Company	(1)	1,427,066
*	Diversified Mid Cap Value Fund	Registered Investment Company	(1)	101,532
	Fidelity Advisor Mid Cap Fund	Registered Investment Company	(1)	865,024
	Oppenheimer Capital Appreciation Fund	Registered Investment Company	(1)	964,314
*	Transamerica Premier Equity Fund	Registered Investment Company	(1)	2,310,640
*	Transamerica Premier Aggressive Growth Fund	Registered Investment Company	(1)	96,182
	Oppenheimer Global Fund	Registered Investment Company	(1)	1,422,055
*	Transamerica Premier Growth Opportunities Fund	Registered Investment Company	(1)	107,652
	AIM Small Cap Growth Fund	Registered Investment Company	(1)	156,745
*	Diversified International Equity Fund	Registered Investment Company	(1)	15,991
	Franklin Real Estate Securities Fund	Registered Investment Company	(1)	292,214
*	Stolt Offshore S.A. Common Stock Fund	Company parent common stock	(1)	2,923,292
	Participant Loans	Loans to participants	(1)	520,705
	TOTAL			$ 17,278,349

*Party-in-interest

(1) Cost information has been omitted because all investments are participant-directed.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STOLT OFFSHORE INC. 401(k) PROFIT SHARING PLAN AND TRUST

By /s/ Mark A. Waddell

Mark A. Waddell
Human Resources Director
Stolt Offshore Inc. Plan Administrator

June 28, 2004

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-74321 of Stolt Offshore S.A. on Form S-8 of our report dated June 21, 2004, appearing in this annual report on Form 11-K of the Stolt Offshore Inc. 401(k) Profit Sharing Plan and Trust for the year ended December 31, 2003.

Deloitte + Touche LLP

Houston, Texas
June 28, 2004